UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Mobileye N.V.

(Name of Subject Company (Issuer))

Cyclops Holdings, LLC

(Offeror)

a wholly owned subsidiary of

Intel Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Steve Rodgers

Executive Vice President and General Counsel

Intel Corporation

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Telephone: (408) 765-8080

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King	Alexander J. Kaarls	Barak S. Platt
Sonia K. Nijjar	Houthoff Buruma	Yigal Arnon & Co.
Skadden, Arps, Slate,	Gustav Mahlerplein 50	1 Azrieli Center
Meagher & Flom LLP	1082 MA Amsterdam	Round Building
525 University Avenue	The Netherlands	Tel Aviv 6702101
Palo Alto, California 94301	+31 20 605 60 00	Israel
+1 650 470-4500		+972 3 608 7777

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,397,689,308.00	$1,784,592.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 222,411,106 ordinary shares, nominal value €0.01 per share, of Mobileye N.V. multiplied by the offer consideration of $63.54 per share, (ii) the net offer consideration for 28,435,593 shares issuable pursuant to outstanding stock options with an exercise price less than $63.54 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $63.54 minus the average exercise price for such stock options of $21.27 per share) and (iii) 1,002,756 shares subject to issuance pursuant to restricted share units multiplied by the offer consideration of $63.54 per share. The foregoing share figures have been provided by the issuer to the offeror and are, as of March 31, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), for all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”) at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated April 5, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Mobileye N.V.

Har Hotzvim

13 Hartom Street

P.O. Box 45157

Jerusalem 9777513

Israel

+972 2 541 7333

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. Mobileye has advised Intel and Purchaser that as of March 31, 2017, 222,411,106 Shares were outstanding and 29,438,349 Shares were subject to stock options and restricted share units. The information set forth on the cover page and in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Intel and Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Background of the Offer; Past Contacts or Negotiations with Mobileye” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with Mobileye,” “The Purchase Agreement; Other Agreements,” and “Purpose of the Offer; Plans for Mobileye” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Mobileye” is incorporated herein by reference.

(c) (1)–(7) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with Mobileye,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for Mobileye,” “Certain Effects of the Offer,” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” and “The Purchase Agreement; Other Agreements” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Purchase Agreement; Other Agreements,” and “Certain Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Intel and Purchaser” and “Purpose of the Offer; Plans for Mobileye” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares,” “Background of the Offer; Past Contacts or Negotiations with Mobileye,” and “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with Mobileye,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for Mobileye,” “Certain Effects of the Offer,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017.*

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(C)	Intel Acquires Mobileye Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(D)	Letter to Intel Corporation Employees from Brian Krzanich, Chief Executive Officer of Intel Corporation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(E)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(F)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(G)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 17, 2017).

(a)(5)(H)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer.*

(d)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

Exhibit No.	Description

(d)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Intel Corporation and Amnon Shashua (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(7)	Addendum to Employment Agreement, dated as of March 12, 2017, by and between Mobileye Vision Technologies Ltd. and Amnon Shashua.*

*	Filed herewith.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2017

Cyclops Holdings, LLC

By:	/s/ Robert H. Swan
Robert H. Swan
Manager

Intel Corporation

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017.*

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(C)	Intel Acquires Mobileye Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(D)	Letter to Intel Corporation Employees from Brian Krzanich, Chief Executive Officer of Intel Corporation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(E)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(F)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(G)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 17, 2017).

(a)(5)(H)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer.*

(d)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

Exhibit No.	Description

(d)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Intel Corporation and Amnon Shashua (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(7)	Addendum to Employment Agreement, dated as of March 12, 2017, by and between Mobileye Vision Technologies Ltd. and Amnon Shashua.*

*	Filed herewith.